Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION ON THE 26 OCTOBER 2005, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 159,319,822 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 9.93% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	8,409,695
BANK OF NEW YORK BRUSSELS TOTAL	1,330,200
BANK OF NEW YORK EUROPE LDN TOTAL	5,743,900
BANK OF NEW YORK EUROPE LDN TOTAL	335,700
BNP PARIBAS, PARIS (C) TOTAL	54,380
BANK OF NEW YORK TOTAL	635,600
BANKERS TRUST LONDON TOTAL	810,400
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	1,791,100
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	6,926,670
BROWN BROTHERS HARRIMAN LTD LUX TOTAL	2,014,393

CHASE MANHATTAN BANK AG FRNKFRT S TOTAL	292,348
CHASE MANHATTAN LONDON TOTAL	38,100
CITIBANK LONDON TOTAL	298,700
CLYDESDALE BANK PLC TOTAL	429,300
DEXIA PRIVATBANK TOTAL	32,600
HSBC BANK PLC TOTAL	199,500
JP MORGAN CHASE BANK TOTAL	25,657,600
JP MORGAN CHASE BANK TOTAL	163,300
JP MORGAN CHASE BANK TOTAL	567,900
JP MORGAN, BOURNEMOUTH TOTAL	5,056,177
JP MORGAN, BOURNEMOUTH TOTAL	1,380,120
JP MORGAN, BOURNEMOUTH TOTAL	63,986,003
JP MORGAN, BOURNEMOUTH TOTAL	2,067,148
MASTER TRUST BANK OF JAPAN TOTAL	179,700
MELLON BANK N.A.TOTAL	134,500
MELLON BANK TOTAL	4,099,453
MIDLAND SECURITIES SERVICES TOTAL	396,400
MORGAN STANLEY LONDON TOTAL	113,799
NATIONAL ASTL BK MELBOURNE TOTAL	1,124,000
NORTHERN TRUST CO TOTAL	645,000
NORTHERN TRUST LONDON TOTAL	14,537,039

NORTHERN TRUST LONDON TOTAL	409,000
NORTHERN TRUST LONDON TOTAL	383,800
STATE STR BK & TR CO LNDN (S TOTAL	4,851,618
STATE STR BK & TR CO LNDN (S TOTAL	331,352
STATE STREET BANK & TR CO TOTAL	1,856,927
STATE STREET BANK & TR CO TOTAL	1,389,600
STATE STREET BANK & TR CO TOTAL	599,800
STATE STREET HONG KONG TOTAL	47,000
TOTAL	159,319,822